STUBBS ALDERTON & MARKILES, LLP LETTERHEAD

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           E-Mail       jmcilvery@biztechlaw.com


November 29, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         RE:   TARRANT APPAREL GROUP
               RESPONSES TO STAFF COMMENTS OF NOVEMBER 22, 2005 WITH RESPECT TO:

               ITEM 4.01 FORM 8-K FILED NOVEMBER 22, 2005
               FILE NO. 0-26006

Ladies and Gentlemen:


         On behalf of Tarrant Apparel Group (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated November 22, 2005 (the "COMMENT LETTER"). In addition, we have enclosed for filing a copy of the amendment on Form 8-K/A to the Company's Current Report on Form 8-K filed on November 22, 2005 (the "FORM 8-K/A").

         The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

1. PLEASE REVISE TO STATE IF GRANT THORNTON RESIGNED OR IF THEY WERE DISMISSED. WE DO NOT BELIEVE THE STATEMENT THAT YOU REPLACED THEM SATISFIES THE REQUIREMENT OF ITEM 304(A)(1)(I) OF REGULATION S-K. ALSO PLEASE NOTE THAT THE ENGAGEMENT OF NEW AUDITORS IS AN EVENT SEPARATE FROM THE DISMISSAL OR RESIGNATION OF YOUR FORMER AUDITORS. PLEASE REVISE TO CLARIFY THAT THE DATE OF THE RESIGNATION/DISMISSAL EVENT WAS ALSO NOVEMBER 17, 2005, IF TRUE.

         The Company has revised the disclosure in the Form 8-K/A to clarify that Grant Thornton was dismissed, and that such dismissal was also effective November 17, 2005.

         In addition to the foregoing, attached to this response letter is a letter from the Company stating the Company's acknowledgement of the matters requested on Page 2 of the Comment Letter.


          15821 Ventura Boulevard, Suite 525, Encino, California 91436 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
November 29, 2005
Page 2

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                        Sincerely,


                                        /s/ John J. McIlvery
                                        ----------------------
                                        John J. McIlvery



cc:      Barry Aved
         Corazon Reyes

                              TARRANT APPAREL GROUP
                         3151 EAST WASHINGTON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90023

                                November 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561

         RE:   TARRANT APPAREL GROUP
               RESPONSES TO STAFF COMMENTS OF NOVEMBER 22, 2005 WITH RESPECT TO:

               ITEM 4.01 FORM 8-K FILED NOVEMBER 22, 2005
               FILE NO. 0-26006

Ladies and Gentlemen:

         This letter is provided by Tarrant Apparel Group (the "Company") in response to the comment letter from the Staff of the Securities Exchange Commission dated November 22, 2005 with respect the filing listed above. The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        TARRANT APPAREL GROUP


                                        By:   /S/ BARRY AVED
                                             -------------------------
                                              Barry Aved
                                              Chief Executive Officer